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(NEW YORK LIFE LOGO)                  NEW YORK LIFE INSURANCE COMPANY
                                      51 Madison Avenue  New York, NY 10010
                                      212-576-5522  Fax: 212-576-3966
                                      E-Mail: charles_f_furtado@newyorklife.com
                                      www.newyorklife.com


                                      CHARLES F. FURTADO, JR.
                                      Assistant General Counsel

VIA EDGAR AND UPS

August 10, 2010

Patrick Scott, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mailstop 4644
Washington, D.C. 20549-4644

     Re: New York Life Insurance and Annuity Corporation ("NYLIAC")
         NYLIAC Variable Universal Life Separate Account - I (the "Registrant") New York Life Lifetime Wealth Variable Universal Life Insurance(the "Policy") File Nos.: 811-07798/333-166664

Dear Mr. Scott:


     This letter sets forth responses to the comments by the Staff of the Division of Investment Management (the "Staff") that are contained in your letter dated July 7, 2010, relating to the Registration Statement on Form N-6 (File No. 333-166664) (the "Registration Statement") that was filed by NYLIAC on behalf of the Registrant with the U.S. Securities and Exchange Commission (the "Commission") on May 7, 2010. NYLIAC is also providing, on behalf of the Registrant, blacklined pages of the prospectus, reflecting the changes requested in response to the Staff's comments. As described more fully in the paragraph below, these changes and others will be included in a pre-effective amendment that the Registrant anticipates will be filed on or about October 15, 2010.


     Please note that as the Policy has been re-priced and revised since the May 7th filing, the pre-effective amendment will reflect several changes in addition to those that will be filed in response to the Staff's comments. For example, these changes will include, among others, the addition of an Alternative Cash Surrender Benefit and the removal of all surrender charges. Finally, the Policy's introduction date has been postponed until on or after December 31, 2010.

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                                    Form N-6

1. Front Cover Page

     Please provide more information as to the type of policy being sold by the prospectus, e.g., flexible versus scheduled, group versus individual. See Item
(1)(a)(3)

RESPONSE TO COMMENT 1

In response to the Staff's comment, the Registrant has revised the Front Cover Page (at page 1 of the prospectus) so that the first sentence of the first paragraph will now read, "This prospectus describes an individual flexible premium variable universal life insurance policy issued by New York Life Insurance and Annuity Corporation ("NYLIAC").

2. Summary of Benefits and Risks (p. 5)

     In the paragraph titled, "Change in the Amount of Coverage," include a cross-reference after the phrase, "as described below," to the location in the registration statement of the pertinent discussion [about] increases to the policy's Face Amount under the Pre-Approved Increase Rider.

RESPONSE TO COMMENT 2

In response to the Staff's comment, the Registrant has revised the paragraph titled, "Change in the Amount of Coverage" (at page 5 of the prospectus). It will delete the reference "as described below" and replace it with the following cross-reference: "(See "Description of the Policy -- Additional Benefits Through Riders and Options -- Pre-Approved Increase Rider" for details.)."

3. Table of Fees and Expenses (p. 9)

     a.   Transaction Fees

               i. Please explain to the staff the difference between the surrender charge and the surrender charge after face amount increase. They both state they are applied within 10 years after a face amount increase.

               ii. In addition, the disclosure under the "Amount Deducted" column for "Surrender Charge After Face Amount Increase" does not include an amount that will be deducted.

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RESPONSES TO COMMENTS 3.a.i AND 3.a.ii


In response to the Staff's comments, the Registrant notes, as outlined above, that the Policy has been revised since the filing of the Registration Statement. As the Policy no longer features surrender charges, all references to surrender charges and surrender charges after face amount increases will be deleted. While these deletions will be reflected in a pre-effective amendment that the Registrant anticipates will be filed on or about October 15, 2010, they have not been included with the blacklined pages of the prospectus that NYLIAC is providing on behalf of the Registrant.


     b. Funds' Annual Operating Expenses: This table should be prepared in the format and in accordance with the Instruction prescribed in Item 3 of Form N-1A. See Instruction 4(f) to Item 3, Form N-6.

RESPONSE TO COMMENT 3.b

In response to the Staff's comment, the Registrant has revised the table on Funds' Annual Operating Expenses (at pages 12-13 of the prospectus) in accordance with the Instruction prescribed in Item 3 of Form N-1A.

4. Definitions (p.14)

     "Investment Advisor" - Please explain to the staff why the contractowner is referred only to Eagle Strategies, LLC as the investment advisor with respect to the Policy.

RESPONSE TO COMMENT 4

In response to the Staff's comment, the Registrant notes that the Policy was specifically designed for sale only by registered representatives of NYLIFE Securities LLC who are also investment advisor representatives of Eagle Strategies LLC ("Eagle"). As a result, advisory services with respect to the Policy are only available through Eagle. Contractowners, however, are not required to elect investment advisory services from Eagle in order to purchase, or retain, the Policy.

5. Financial Statements, Exhibits, and Other Information

     Financial statements, exhibits, and other required disclosure not included in the registration statement should be filed in a pre-effective amendment to the registration statement.


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RESPONSE TO COMMENT 5

The Registrant intends to file by pre-effective amendment to the Registration Statement, all financial statements, exhibits, and other required disclosure not included in the Registration Statement.

6. Representation of Company

RESPONSE TO COMMENT

In response to the Staff's comment, we recognize that the Registrant and its management are responsible for the accuracy and adequacy of the disclosures made in the Registration Statement. Upon a request for acceleration of the effective date of the Registration Statement, the Registrant undertakes that it will furnish a letter acknowledging that: the Commission is not foreclosed from taking any action once the filing is declared effective; the declaration of effectiveness does not relieve the Registrant of its full responsibility to provide adequate and accurate disclosure in the filing; and the Registrant may not assert the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant also acknowledges that the Division of Enforcement has access to all information it provides to the Staff in connection with the filing of the Registration Statement or in connection with this response to the Staff's comments. The Registrant further acknowledges that a written request for acceleration of the effective date of the Registration Statement will confirm that those requesting acceleration are aware of their respective responsibilities.

                                    * * * * *


     We appreciate your review of our responses to your letter of July 7, 2010 and our proposed revisions to the Registration Statement. If you agree that our proposed revisions to the Registration Statement are adequate, we propose to make the approved changes and incorporate them into the pre-effective amendment that we will file, on behalf of the Registrant, on or about October 15, 2010.


     If you have any questions regarding this letter, please do not hesitate to call me at (212) 576-5522 or e-mail me at charles_f_furtado@newyorklife.com.

                                                Sincerely,

                                                /S/ Charles F. Furtado, Jr.
                                                ---------------------------
                                                Charles F. Furtado, Jr.
                                                Assistant General Counsel


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